# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Skechers U.S.A., Inc., CIK 0001065837
CUSIP: 830566105
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0001193125-16-629225
Filed by CIK 0001080904
Persons authorized to receive notices and communications: Ted Weitzman, Associate, General Counsel, Skechers U.S.A., Inc., 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266, (310) 318-3100

## Reporting persons
- Robert Greenberg (CIK 0001080904): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Skechers Voting Trust (CIK 0001676471): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Skechers U.S.A., Inc.
Address of issuer's principal executive offices: 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 4 (the "Amendment") amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on June 23, 2016, as amended by Amendment No. 1 filed on June 30, 2016, as further amended by Amendment No. 2 filed on November 10, 2022, as further amended by Amendment No. 3 filed on May 5, 2025 (the "Schedule 13D"), by Robert Greenberg and the Skechers Voting Trust.

Capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, items in the Schedule 13D remain unmodified.

This Amendment constitutes an exit filing for Robert Greenberg and the Skechers Voting Trust. As further described in this Amendment, the previously announced Transaction was completed pursuant to the Merger Agreement. As a result, effective September 12, 2025, Robert Greenberg and the Skechers Voting Trust have ceased to have beneficial ownership of any shares of the Issuer's Common Stock.

This Amendment supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

Merger Agreement:

On September 12, 2025, the previously announced Transaction was completed pursuant to the Merger Agreement.

Support Agreement:

In connection with the consummation of the Transaction, the Support Agreement was terminated in accordance with its terms.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of the Amendment to this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:
The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5 (a) hereof are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:
On September 12, 2025, the Reporting Persons ceased to beneficially own more than five percent of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment supplements the disclosure in Item 6 of Schedule 13D by adding the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Support Agreement, dated as of May 4, 2025 (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 5, 2025).

99.2 Agreement and Plan of Merger, dated as of May 4, 2025, by and among Beach Acquisition Co Parent, LLC, Beach Acquisition Merger Sub, Inc. and Skechers U.S.A., Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 5, 2025).

## Signatures
- Robert Greenberg: /s/ Robert Greenberg, Robert Greenberg (09/12/2025)
- Skechers Voting Trust: /s/ Robert Greenberg, Robert Greenberg, as Trustee (09/12/2025)